EXHIBIT 99.1

OR Royalties Announces Release of 2025 Sustainability Report

MONTRÉAL, April 09, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) announces the publication of its 2025 Sustainability Report, Growing Responsibly (the “Report”). All monetary amounts included in this release are expressed in United States dollars.

The Report marks the sixth edition of Growing Responsibly and details OR Royalties’ Environmental, Social and Governance (“ESG”) initiatives and key performance metrics for the calendar year 2025.

Heather Taylor, Vice President of Sustainability and Communications commented: “At OR Royalties, ESG considerations are embedded into how we allocate capital, evaluate opportunities and engage with our stakeholders. This year’s edition of Growing Responsibly is intended to reflect how that approach came to life in 2025, most notably in our decision-making, in our culture, and in how we work with our mining partners to help advance their sustainability initiatives.”

The following list outlines select sustainability highlights for OR Royalties in 2025:

  Implemented a formal Climate Change Policy to integrate climate risks and opportunities into investment decision-making;
  Screened new royalty and streaming agreements for ESG related risk factors;
  Purchased Gold Standard verified carbon credits to offset Scope 2 and Scope 3 emissions related our own workforce and footprint;
  Contributed $625,000 towards community investments, bringing total community contributions to over $1.5 million since 2021;
  Recognized as a Great Place to Work® Canada for the second consecutive year; and,
  Maintained leading positions with ESG rating agencies, including Prime Status by ISS ESG and ‘AA’ rating by MSCI

The full 2025 Growing Responsibly report, informed by the Global Reporting Initiative, Sustainability Accounting Standards Board standards and recommendations of the Task Force on Climate-related Financial Disclosures, is available on the Company’s website at: www.ORroyalties.com.

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Limited’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@orroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@orroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address the ability of the Company to continue to evaluate new investment opportunities and to execute on its disciplined growth strategy. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”); risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.